June 15, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Alyssa Wall
Re: Pattern Group Inc.
Registration Statement on Form S-1, as amended
File No. 333-296775
Acceleration Request
Requested Date: June 16, 2026
Requested Time: 5:30 P.M., Eastern Time
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Pattern Group Inc. (the “Company”) for acceleration of the effective time of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 5:30 P.M., Eastern Time, on June 16, 2026, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Edward Byun
Name: Edward Byun
Title: Global Head of Technology ECM

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Co-Head of Equity Capital Markets
[Signature Page to Underwriters’ Acceleration Request]